Exhibit 99.1

25 York Street, Suite 800 Toronto, Ontario Canada M5J2V5 tel 416 362-8181 fax 416 362-7844 hudbayminerals.com	TMX, NYSE – HBM
2012 No. 07

News Release

Hudbay Makes Investment in Panoro Minerals

Toronto, Ontario, March 8, 2012 — HudBay Minerals Inc. (“Hudbay”) (TSX:HBM) (NYSE:HBM) today announced that it has acquired 3,900,000 units (“Units”) of Panoro Minerals Ltd. (“Panoro”) (TSX.V:PML) at a purchase price of C$0.60 per Unit for total consideration of C$2,340,000. Each Unit consists of one common share of Panoro (a “Common Share”) and one-half of one Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle Hudbay to acquire one Common Share at an exercise price of C$0.85 per Common Share for a period of 18 months. The Units were acquired on a private placement basis and are subject to customary resale restrictions.

As a result of the investment, Hudbay currently owns and has control over 12,780,000 Common Shares (approximately 7.8% of the issued and outstanding Common Shares) and 6,390,000 Common Share purchase warrants which, together with Hudbay’s Common Shares, represent approximately 11.2% of the issued and outstanding Common Shares on a partially-diluted basis.

The acquisition of the Common Shares and Warrants is being made to assist with the exploration and development of Panoro’s properties located in the south-eastern region of Peru.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

Forward-Looking Information

Certain of the statements made and information contained herein may contain forward-looking information within the meaning of applicable Canadian securities laws.  Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of Hudbay and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.

Hudbay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of Hudbay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

For further information, please contact:

John Vincic
Vice President, Investor Relations and Corporate Communications
(416) 362-0615
john.vincic@hudbayminerals.com